SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-102]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)

ASSURANCEAMERICA CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04621M 1 02

(CUSIP Number)

Guy Millner AssuranceAmerica Corporation RiverEdge One 5500 Interstate North Parkway Suite 600 Atlanta, Georgia 30328 (770) 952-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No. 0462M 1 02	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Guy W. Millner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (Conversion of Stock)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,075,192
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 30,075,192
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,075,192
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 45.92%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 0462M 1 02	13D	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Lawrence Stumbaugh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (Conversion of Stock)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,084,347
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 5,084,347
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,084,347
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.77%
14	TYPE OF REPORTING PERSON (see instructions) IN

Explanatory Note

This Amendment No. 3 hereby amends and supplements that certain Statement on Schedule 13D filed on April 11, 2003, by Sercap Holdings, LLC, Guy W. Millner and Lawrence Stumbaugh (as amended by Amendment No. 1 thereto filed on November 5, 2003, and Amendment No. 2 filed on January 13, 2004) relating to the common stock, par value $0.01 per share (the “Common Stock”), of AssuranceAmerica Corporation, a Nevada corporation (the “Issuer”). Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 1.	Security and Issuer.

No change.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read in its entirety as follows:

This statement is being filed jointly by Guy W. Millner and Lawrence Stumbaugh (each individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

Guy W. Millner is a citizen of the United States of America, and his business address is RiverEdge One, 5500 Interstate North Parkway, Suite 600, Atlanta, Georgia 30328. Mr. Millner’s present occupation is Chairman of the Board of Directors and Chief Executive Officer of the Issuer.

Lawrence Stumbaugh is a citizen of the United States of America, and his business address is Remanufactured Bumper Xchange, 167 Tidwell Drive Alpharetta, GA 30004. Mr. Stumbaugh’s present occupation is President of Remanufactured Bumper Xchange.

During the last five years, to the best of their knowledge, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

No change.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read in its entirety as follows:

The Reporting Persons intend to review their investment in the Issuer in light of numerous factors on a continuing basis, the result of which may relate to or result in one or more of the transactions or events set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The factors the Reporting Persons may consider include, without limitation, general market and economic conditions, an on-going analysis of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, and other future developments. In addition, from time to time and depending on the factors discussed above, the Reporting Persons may acquire additional securities of the Issuer in the open market or in privately negotiated transactions or dispose of some or all of their holdings in the Issuer in the open market or in privately negotiated transactions.

Although the foregoing reflects potential activities presently contemplated by the Reporting Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that the Reporting Persons will take any of the actions referred to above or participate in a group that will take any of the actions referred to above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	The following calculations are based on the Issuer having 65,494,357 shares of Common Stock issued and outstanding as of December 31, 2010:

Guy Millner beneficially owns 30,075,192 shares of Common Stock, which represents approximately 45.92% of the outstanding shares of Common Stock.

Lawrence Stumbaugh beneficially owns 5,089,347 shares of Common Stock, which represents approximately 7.77% of the outstanding shares of Common Stock. Of this amount, 5,084,347 shares of Common Stock are held by Mr. Stumbaugh directly and 5,000 shares are held by his spouse as custodian for her son.

(b)	Guy Millner holds the sole power to vote and dispose of, or to direct the disposition of, 30,075,192 shares of Common Stock.

Lawrence Stumbaugh holds the sole power to vote and dispose of, or to direct the disposition of, 5,084,347 shares of Common Stock and holds shared power to vote and shared power to dispose of 5,000 shares of Common Stock held by his spouse as custodian for her son.

(c)	No transactions in the Common Stock have been effected by any of the Reporting Persons during the past sixty days.

(d)	With respect to the Common Stock held by any Reporting Person, there is no other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

No change.

Item 7.	Material to be Filed as Exhibits.

No change.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2011	/s/ Guy W. Millner
Guy W. Millner

Date: March 10, 2011	/s/ Lawrence Stumbaugh
Lawrence Stumbaugh

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).